UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                      -------------------------------

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. 1 )*

                         AMERICA SERVICE GROUP INC.
------------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                02364 L 109
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                               (CUSIP Number)

                               April 21, 2003
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          (Date of Event Which Requires Filing of this Statement)


          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_|   Rule 13d-1(b)
                  |X|   Rule 13d-1(c)
                  |_|   Rule 13d-1(d)

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                           -----------------------
CUSIP NO. 02364 L 109                   13G                 PAGE 2 OF 8 PAGES
-----------------------------                           -----------------------

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  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Ferrer Freeman & Company, LLC
       TIN:  06-1433502
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
       (a) |_|
       (b) |_|

-------------------------------------------------------------------------------
  3    SEC USE ONLY


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  4    CITIZENSHIP OR PLACE OF ORGANIZATION

              Connecticut
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                            5 SOLE VOTING POWER
       NUMBER OF
         SHARES                383,927
                         ------------------------------------------------------
      BENEFICIALLY         6   SHARED VOTING POWER
        OWNED BY
          EACH
                         ------------------------------------------------------
       REPORTING           7   SOLE DISPOSITIVE POWER
         PERSON
          WITH                 383,927
                         ------------------------------------------------------
                           8   SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       383,927

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  10   CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES (See Instructions)                                |_|

-------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                   Approximately 6.0%
-------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON (See Instructions)

                                           OO
-------------------------------------------------------------------------------

-----------------------------                           -----------------------
CUSIP NO. 02364 L 109                   13G                 PAGE 3 OF 8 PAGES
-----------------------------                           -----------------------

-------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       FFC Partners I, L.P.
       TIN:  06-1458417
-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
       (a) |_|
       (b) |_|

-------------------------------------------------------------------------------
  3    SEC USE ONLY


-------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
-------------------------------------------------------------------------------
                            5 SOLE VOTING POWER
       NUMBER OF
         SHARES                340,639
                         ------------------------------------------------------
      BENEFICIALLY         6   SHARED VOTING POWER
        OWNED BY
          EACH
                         ------------------------------------------------------
       REPORTING           7   SOLE DISPOSITIVE POWER
         PERSON
          WITH                 340,639
                         ------------------------------------------------------
                           8   SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       340,639

-------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES (See Instructions)                                |_|

-------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                   Approximately 5.4%
-------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON (See Instructions)

                                           PN
-------------------------------------------------------------------------------

-----------------------------                           -----------------------
CUSIP NO. 02364 L 109                   13G                 PAGE 4 OF 8 PAGES
-----------------------------                           -----------------------

-------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       FFC Executive Partners I, L.P.
       TIN:  06-1477466
-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
       (a) |_|
       (b) |_|

-------------------------------------------------------------------------------
  3    SEC USE ONLY


-------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
-------------------------------------------------------------------------------
                            5 SOLE VOTING POWER
       NUMBER OF
         SHARES                14,038
                         ------------------------------------------------------
      BENEFICIALLY         6   SHARED VOTING POWER
        OWNED BY
          EACH
                         ------------------------------------------------------
       REPORTING           7   SOLE DISPOSITIVE POWER
         PERSON
          WITH                 14,038
                         ------------------------------------------------------
                           8   SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       14,038

-------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES (See Instructions)                                |_|

-------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                   Approximately .2%
-------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON (See Instructions)

                                           PN
-------------------------------------------------------------------------------

                                SCHEDULE 13G

     This Statement on Schedule 13G, relating to the common stock, par value $.01 per share (the "Common Stock"), issued by America Service Group Inc., a Delaware corporation (the "Issuer"), is being filed by and on behalf of on behalf of Ferrer Freeman & Company, LLC ("FFC"), FFC Partners I, L.P. ("FFC I") and FFC Executive Partners I, L.P. ("FFC EP I") (the "Reporting Persons"), and amends the Schedule 13G filed on February 26, 2003. The percentages reported herein are based on there being 6,262,555 shares of Common Stock outstanding as of March 25, 2003, as reported in the Form 10-K filed by the Issuer on March 31, 2003. The information reported herein is current through April 30, 2003.

ITEM 1(A).     NAME OF ISSUER:

                    Unchanged.

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    Unchanged.

ITEM 2(A).     NAME OF PERSON FILING:

                    Unchanged.

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                    Unchanged.

ITEM 2(C).     CITIZENSHIP:

                    Unchanged.

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

                    Unchanged.

ITEM 2(E).     CUSIP NUMBER:

                    Unchanged.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                    Unchanged.

ITEM 4.        OWNERSHIP

Item 4 is replaced in its entirety with the following:

FFC
---
     (a) Amount beneficially owned: 383,927 (consisting of (i) the 340,639 shares of Common Stock beneficially owned by FFC I, (ii) the 14,038 shares of Common Stock beneficially owned by FFC EP I), and (iii) options to purchase 29,250 shares of Common Stock exercisable within 60 days held by David A. Freeman pursuant to a contractual arrangement with FFC).
     (b) Percent of class: Approximately 6.0% of the outstanding Common Stock (computed in accordance with Rule 13d-3(d) under the Act).
     (c) Number of shares as to which the person has:
          (i)  Sole power to vote or to direct the vote: 383,927
          (ii) Shared power to vote or to direct the vote:
          (iii)Sole power to dispose or to direct the disposition of:
               383,927
          (iv) Shared power to dispose or to direct the disposition of:

FFC I
-----

     (a) Amount beneficially owned: 340,639 (consisting of (i) its ownership of 275,819 shares of Common Stock and (ii) its right to acquire beneficial ownership of 64,820 shares of Common Stock within 60 days through the exercise of warrants).
     (b) Percent of class: Approximately 5.4% of the outstanding Common Stock (computed in accordance with Rule 13d-3(d) under the Act).
     (c) Number of shares as to which the person has: (i) Sole power to vote or to direct the vote: 340,639 (ii) Shared power to vote or to direct the vote: (iii)Sole power to dispose or to direct the disposition of: 340,639 (iv) Shared power to dispose or to direct the disposition of:

FFC EP I
-------

     (a) Amount beneficially owned: 14,038 (consisting of (i) its ownership of 11,358 shares of Common Stock and (ii) its right to acquire beneficial ownership of 2,680 shares of Common Stock within 60 days through the exercise of warrants).
     (b) Percent of class: Approximately .2% of the outstanding Common Stock (computed in accordance with Rule 13d-3(d) under the Act).
     (c) Number of shares as to which the person has:
          (i)  Sole power to vote or to direct the vote: 14,038
          (ii) Shared power to vote or to direct the vote:
          (iii)Sole power to dispose or to direct the disposition of:
               14,038
          (iv) Shared power to dispose or to direct the disposition of:

David A. Freeman, a Member of FFC is deemed to be the beneficial owner of 3,605 shares of Common Stock. Mr. Freeman has (a) the sole power to vote or direct the vote and (b) the sole power to dispose or direct the disposition of all 3,605 shares of Common Stock.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Unchanged.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Unchanged.


ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Unchanged.


ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Unchanged.


ITEM 10.       CERTIFICATIONS.

               Unchanged.

                              SIGNATURE PAGE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2003

                                   Ferrer Freeman & CompAny, LLC

                                   By:    /s/ Tricia A. Summers
                                      -----------------------------------
                                      Name:  Tricia A. Summers
                                      Title: Member


                                   FFC PARTNERS I, L.P.

                                   By:   Ferrer Freeman & CompAny, LLC, its
                                         General Partner

                                   By:    /s/ Tricia A. Summers
                                      -----------------------------------
                                      Name:  Tricia A. Summers
                                      Title: Member

                                   FFC EXECUTIVE PARTNERS I, L.P.

                                   By:   Ferrer Freeman & CompAny, LLC, its
                                         General Partner

                                   By:    /s/ Tricia A. Summers
                                      -----------------------------------
                                      Name:  Tricia A. Summers
                                      Title: Member

                                 EXHIBIT A
                                 ---------

                           JOINT FILING AGREEMENT
                           ----------------------

The undersigned agree that the foregoing Statement on Schedule 13G (including any and all amendments thereto) is being filed with the Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Date: April 30, 2003

                                   Ferrer Freeman & CompAny, LLC

                                   By:    /s/ Tricia A. Summers
                                      -----------------------------------
                                      Name:  Tricia A. Summers
                                      Title: Member


                                   FFC PARTNERS I, L.P.

                                   By:    Ferrer Freeman & CompAny, LLC, its
                                         General Partner

                                   By:    /s/ Tricia A. Summers
                                      -----------------------------------
                                      Name:  Tricia A. Summers
                                      Title: Member

                                   FFC EXECUTIVE PARTNERS I, L.P.

                                   By:    Ferrer Freeman & CompAny, LLC, its
                                         General Partner

                                   By:    /s/ Tricia A. Summers
                                      -----------------------------------
                                      Name:  Tricia A. Summers
                                      Title: Member